SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ to ________

Commission File No. 001-11960

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASTRAZENECA SAVINGS AND SECURITY PLAN

AstraZeneca Pharmaceuticals LP
1800 Concord Pike
P. O. Box 15437
Wilmington, DE 19850-5437

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AstraZeneca PLC
15 Stanhope Gate
London W1Y 6LN
England

REQUIRED INFORMATION

1. Financial Statements:

The following financial information, including Report of Independent Registered Public Accounting Firm thereon of **AstraZeneca Savings and Security Plan** are submitted herewith:

Statements of Net Assets Available for Plan Benefits as of December 31, 2007 and 2006;

Statements of Changes in Net Assets Available for Plan Benefits for the three years ended December 31, 2007; and

Notes to Financial Statements.

Supplemental Schedule of Assets (held at year end).

The schedule for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is included in the aforementioned financial statements of the AstraZeneca Savings and Security Plan.

2. Exhibit:

The following exhibit is submitted herewith:

Exhibit (A) - Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Date: June 20, 2008

By: [signature]
G. M. Engelmann
Chair, AstraZeneca Investment Committee

Consent of Independent Registered Public Accounting Firm

The Board of Directors
AstraZeneca PLC:

We consent to the incorporation by reference in the registration statement on Form S-8 of AstraZeneca PLC of our report dated June 20, 2008 with respect to the statements of net assets available for plan benefits of the AstraZeneca Savings and Security Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2007, and the related supplemental schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the AstraZeneca Savings and Security Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 20, 2008

ASTRAZENECA SAVINGS AND SECURITY PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

ASTRAZENECA SAVINGS AND SECURITY PLAN
Table of Contents
December 31, 2007 and 2006

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Participants of the AstraZeneca Savings and Security Plan,
the AstraZeneca Investment Committee and the AstraZeneca Administration Committee:

We have audited the accompanying statements of net assets available for plan benefits of the AstraZeneca Savings and Security Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the *Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.* This supplemental schedule is the responsibility of the AstraZeneca Investment Committee and the AstraZeneca Administration Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 20, 2008

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2007 and 2006

	2007	2006
ASSETS		
Investments:		
Common stock fund - AstraZeneca PLC ADRs	$ 116,607,638	$ 147,055,315
Investment contracts with insurance companies	183,078,835	201,509,064
Investments in mutual funds	1,266,974,755	1,135,984,906
Investment in commingled fund	129,778,277	126,914,525
Investments in money market funds and other	75,329,728	54,448,866
Participant loans	23,238,195	21,817,566
Total investments	1,795,007,428	1,687,730,242
Employer contribution receivable	1,019,670	1,061,437
Net assets available for plan benefits	$ 1,796,027,098	$ 1,688,791,679

The accompanying notes are an integral part of these financial statements.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Changes in Net Assets Available for Plan Benefits

For the Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Additions:			
Investment income:			
Net appreciation in fair value of investments	$ 5,027,327	$ 140,858,228	$ 56,153,045
Interest and dividends	67,421,999	55,458,950	54,814,675
Total investment income	72,449,326	196,317,178	110,967,720
Contributions:			
Employer	52,507,141	50,778,779	46,396,778
Participants	118,614,657	112,768,276	100,401,116
Rollovers	9,508,435	8,527,178	4,670,391
Total contributions	180,630,233	172,074,233	151,468,285
Total additions	253,079,559	368,391,411	262,436,005
Deductions:			
Benefits paid to participants and rollovers	145,782,140	114,061,650	106,098,270
Administrative expenses	62,000	37,723	22,376
Total deductions	145,844,140	114,099,373	106,120,646
Net increase	107,235,419	254,292,038	156,315,359
Net assets available for plan benefits:			
Beginning of the year	1,688,791,679	1,434,499,641	1,278,184,282
End of the year	$ 1,796,027,098	$ 1,688,791,679	$ 1,434,499,641

The accompanying notes are an integral part of these financial statements.

1. Description of Plan:

General:

The following description of the AstraZeneca Savings and Security Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions. The Plan, formerly known as the Zeneca Deferred Compensation Plan, was established on April 1, 1958, and was designed to provide a systematic means of saving and investing for the future.

Effective July 1, 2000, the Zeneca Deferred Compensation Plan was amended and restated as the Plan sponsorship transferred from Zeneca Inc. to AstraZeneca Pharmaceuticals LP (the "Company"). Regular full-time and part-time employees of the Company and AstraZeneca LP ("AZLP") are immediately eligible to participate in the Plan. The Company is an indirect wholly owned subsidiary of AstraZeneca PLC. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is intended as a plan described in Section 404(c) of ERISA and Section 2550.404c-1 of Title 29 of the Code of Federal Regulations. Because the Plan allows participants to invest both before-tax and after-tax contributions in AstraZeneca PLC American Depositary Receipts ("ADRs"), the Plan and the stock offered thereunder are registered under the Securities Act of 1933 (the "Act").

The AstraZeneca Investment Committee is the Plan's named fiduciary for investment and certain administrative duties, and the AstraZeneca Administration Committee is the Plan's named fiduciary for claims administration and certain other duties. Both committees are appointed by and subject to review by the AstraZeneca Compensation and Benefits Committee.

Administrative Expenses:

All costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Company. Brokerage charges and fees incurred for purchases and sales of common stock are paid by the Company. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold. Investment advisory fees are paid by the Company. Administrative expenses included in the statement of changes in net assets relate to participant distribution mailings and short-term trading fees applicable to certain investment options. These amounts are paid by the Plan, as a reduction from the participants' account.

Contributions:

Participants can make before-tax or after-tax contributions of up to 50% of annual eligible compensation, provided that total contributions do not exceed 50% (15% prior to January 1, 2006) of annual eligible compensation. Prior to January 1, 2008 the maximum amount of the Company match is 75 cents for each dollar of the first 6% of eligible compensation that a participant contributes to the Plan. Effective January 1, 2008, the maximum amount of the Company match is one dollar for each dollar of the first 6% of eligible compensation that a participant contributes to the Plan.

1. Description of Plan, continued:

Contributions, continued:

The Company also may make a fixed contribution in the amount of 2.5% of annual eligible compensation ("Fixed Company Contributions") for those participants who meet the eligibility requirements of Benefit Schedule B under the Rider 1 (the "legacy Zeneca provisions") of the AstraZeneca Defined Benefit Pension Plan. The amount of contributions is subject to the limitations imposed by the *Internal Revenue Code.* Both employee and Company contributions are allocated to each participant account. The amounts paid to the trustee are invested in the investment funds designated by the participant.

Participant Accounts:

Each participant's account is adjusted periodically to reflect his or her allocated portion of participant and Company contributions and investment earnings. Investment earnings allocated to each participant's account are based on the portion of income and expenses and gains and losses of each investment fund in which the assets represented by the participant's account are invested.

Vesting:

Participants are immediately vested in their contributions and all Company matching contributions, plus actual earnings thereon. Prior to January 1, 2007, a participant became fully vested in his or her Fixed Company Contributions upon death, disability, attainment of retirement age (65), or the completion of five years of service. A participant who is credited with at least one hour of service on or after January 1, 2007, becomes fully vested in his or her Fixed Company Contributions upon death, disability, attainment of retirement age or the completion of three years of service.

Participant Loans:

The Plan allows plan loans pursuant to Section 408(b)(1) of ERISA and the regulations thereunder. The maximum loan amount is the lesser of 50% of a participant's account balance or $50,000, reduced by the participant's highest outstanding plan loan balance over the previous 12 months. The minimum loan amount is $1,000. Loans must generally be repaid over a period of up to five years. Interest rates are based on the "prime rate" published in the Wall Street Journal on the first calendar day of the month in which the loan is taken and remains fixed over the life of the loan. As of December 31, 2007, the interest rates on the participant loans range from 4% to 11%.

Payment of Benefits:

In the case of death, disability, termination, or retirement, a participant or, if applicable, the participant's beneficiary, may receive a distribution of the vested portion of his or her accounts in a lump-sum amount or in installments (excluding termination). A participant who terminates may only receive a distribution of the vested portion of his or her accounts in the form of a lump-sum amount. In addition, a participant may elect to withdraw all or part of his or her account in special circumstances, as defined by the Plan.

1. Description of Plan, continued:

Forfeited Accounts:

If participants terminate employment prior to becoming fully vested in their Fixed Company Contributions, then those contributions will be forfeited and used to reduce future Fixed Company Contributions to the Plan for the remaining participants. Forfeitures used to reduce Fixed Company Contributions were $440 and $173,148 for the years ended December 31, 2006 and 2005, respectively. There were no forfeitures used to reduce Fixed Company Contributions for the year ended December 31, 2007.

2. Significant Accounting Policies:

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition:

Shares of common stock are valued at the period-end market price. Shares of registered investment companies are valued at quoted market prices. Purchases and sales of investments are recorded on the trade date.

Investment contracts are valued at contract value, which approximates fair value. These investment contracts, which are fully benefit responsive, represent the net contribution plus interest at the contract rate. As described in Financial Accounting Standards Board ("FASB") Staff Position, FSP AAG INV-1 and Statement of Position No. 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan adopted FSP AAG INV-1 in 2006. Since contract value approximates fair value, the adoption did not have a material effect on the Plan's financial statements.

Dividend income is recorded on the ex-dividend date. The appreciation (depreciation) in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the statements of changes in net assets available for plan benefits. Interest income is accrued as earned.

Payment of Benefits:

Benefit payments are recorded when paid.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

2. Significant Accounting Policies, continued:

New Accounting Pronouncements:

In July 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes*. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Plan's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year.

As originally issued, FIN 48 was effective for fiscal years beginning after December 15, 2006. On February 1, 2008, the FASB issued FSP FIN 48-2 (FIN 48-2), which defers the effective date of FIN 48 for certain nonpublic enterprises to fiscal years beginning after December 15, 2007. The Plan is a non-public enterprise to which FIN 48-2's deferral applies. Plan management is currently evaluating the impact, if any, that the adoption of FIN 48 will have on the Plan's financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurement*. SFAS No. 157 clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of SFAS No. 157 will have on the Plan's financial statements.

3. Investments:

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets at December 31, 2007 and 2006:

	2007	2006
Common stock fund - AstraZeneca PLC ADRs	$ 116,607,638	$ 147,055,315
Asset Allocation Fund	129,778,277	126,914,525
T Rowe Price Small Cap Value Fund	147,652,407	163,618,120
Vanguard Growth Index Fund	146,060,787	132,190,207
Vanguard Institutional Index Fund	272,172,312	275,741,927
Vanguard Mid Cap Index Fund	94,482,708	85,011,800
Vanguard Value Index Fund	117,001,687	-

3. Investments, continued:

During 2007, 2006, and 2005, the Plan's investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006	2005
Mutual funds	$ 19,922,018	$ 99,813,941	$ 2,689,788
Common stock	(23,652,507)	18,442,417	39,761,226
Commingled funds	8,757,816	22,601,870	13,702,031
	$ 5,027,327	$ 140,858,228	$ 56,153,045

4. Investment Contracts with Insurance Companies:

The Plan invests in a portfolio of benefit-responsive guaranteed investment contracts issued by insurance companies. The AstraZeneca Investment Committee manages the portfolio, and Fiduciary Capital Management is the portfolio's advisor. The portfolio is credited with interest on the guaranteed investment contracts and may be debited for participant withdrawals. The contracts are included in the statements of net assets available for plan benefits at contract value (which approximates fair value) as reported to the Plan by each underlying insurer. As described in note 2, contract value represents initial deposits made under the contracts, plus interest. Participants may direct the withdrawal or transfer of all or a portion of their investment.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5% for the years ended December 31, 2007, 2006, and 2005.

5. Internal Revenue Service Status:

On December 10, 2002, the Internal Revenue Service issued a determination letter for the amended and restated Plan, which stated that the Plan and its underlying trust, as effective July 1, 2000, qualified under the applicable provisions of the *Internal Revenue Code*. The plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the *Internal Revenue Code*. A request for a new determination letter for the Plan, as amended and restated effective January 1, 2006, was filed with the IRS on January 31, 2007.

6. Plan Termination:

Although it has not expressed any intent to do so, the AstraZeneca Compensation and Benefits Committee has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA and other applicable laws.

7. Party-in-Interest Transactions:

Certain plan investments are shares of registered investment companies managed by affiliates of Fidelity Investment Management Company. Fidelity Investment Management Company is the trustee as defined in the Plan, and therefore, these transactions qualify as party-in-interest transactions.

8. Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

SUPPLEMENTAL SCHEDULE

ASTRAZENECA SAVINGS AND SECURITY PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007

Plan No. 002 EIN 23-2967016 Schedule H, Line 4i

Description	Fair value
Common stock fund:	
* AstraZeneca PLC ADRs	$ 116,607,638
Investment contracts with insurance companies (AstraZeneca - Stable Value Fund):	
Genworth Life & Annuity I	16,780,619
Hartford Life Insurance Company	15,982,065
ING Aetna	14,224,976
Jackson National Life	18,675,374
John Hancock Mutual Life Insurance	5,678,508
Massachusetts Mutual	11,659,182
Monumental Life Insurance Company	11,965,605
Metropolitan Life Inc.	15,065,255
Mutual of America	6,691,829
New York Life Insurance Company	19,318,834
Pacific Life Insurance Company	15,915,323
Principal Life Insurance	5,972,662
Protective Life Insurance	7,644,627
Prudential Insurance Company of America	16,399,292
Security Life of Denver Insurance Company	1,104,684
	183,078,835
Investments in mutual funds:	
AF Fundamental Investors R5	16,894,786
*Fidelity OTC Portfolio	59,922,639
Glenmede Philadelphia International Fund	86,313,119
*Spartan International Index Fund	86,922,014
T Rowe Price Small Cap Value Fund	147,652,407
Vanguard Balanced Index Fund	42,720,108
Vanguard Explorer Admiral Fund	10,915,967
Vanguard Growth Index Fund	146,060,787
Vanguard Institutional Index Fund	272,172,312
Vanguard Mid Cap Index Fund	94,482,708
Vanguard Morgan Growth Fund	13,831,803
Vanguard PRIMECAP Core Fund	16,182,216
Vanguard Small Cap Index Institutional Fund	42,077,910
Vanguard Target Retirement 2005 Fund	631,650
Vanguard Target Retirement 2010 Fund	5,144,999
Vanguard Target Retirement 2015 Fund	13,162,577
Vanguard Target Retirement 2020 Fund	10,040,543
Vanguard Target Retirement 2025 Fund	14,583,555
Vanguard Target Retirement 2030 Fund	9,383,896
Vanguard Target Retirement 2035 Fund	7,949,430
Vanguard Target Retirement 2040 Fund	2,831,359
Vanguard Target Retirement 2045 Fund	2,174,924
Vanguard Target Retirement 2050 Fund	480,125
Vanguard Target Retirement Income Fund	1,672,783
Vanguard Total Bond Market Index Fund	45,768,451
Vanguard Value Index Fund	117,001,687
	1,266,974,755
Investment in commingled fund:	
Asset Allocation Fund	129,778,277
Investments in money market funds and other:	
* FMTC Institute Money Market Fund	13,135,179
Vanguard Prime Money Market Fund	59,620,230
Other Interest-Bearing Cash	2,574,319
	75,329,728
*Participant loans (bearing interest rates from 4% to 11%)	23,238,195
Total assets held for investment purposes	$ 1,795,007,428

END

* Party-in-interest

See accompanying report of independent registered public accounting firm.